HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
(A Subsidiary of Hunter Associates Holdings, LLC)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-44779

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hunter Associates Investment Management, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

436 Seventh Avenue, Koppers Building, Floor 27
(No. and Street)

Pittsburgh	PA	15219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bradley J Marshall	412-765-8927	marshall@hunterassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lally & Co., LLC
(Name – if individual, state last, first, and middle name)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

May 2009	3578
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Bradley J Marshall_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Hunter Associates Investment Management, LLC_____, as of _____December, 31_____, 2_023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Commonwealth of Pennsylvania - Notary Seal
JESSICA RHENISH - Notary Public
Allegheny County
My Commission Expires December 22, 2027
Commission Number 1438562

Signature:

Title: _____Chief Financial Officer_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2023

CONTENTS

Independent Auditors' Report and Financial Statements



Lally & Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Hunter Associates Investment Management, LLC
Pittsburgh, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Hunter Associates Investment Management, LLC** ("Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lally & Co., LLC

We have served as the Company's auditor since 1999.

Pittsburgh, Pennsylvania
March 25, 2024

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and Cash Equivalents	$	1,160,545
Due From Clearing Broker		292,065
Securities Owned – At Fair Value		842,775
Prepaid and Other Assets		137,447
Security Deposit		50,991
Furniture, Equipment, and Leasehold Improvements – At Cost, Less		
Accumulated Depreciation of Approximately $1.6 Million		451,521
Operating Lease Right-Of-Use Asset		
Accumulated Amortization of Approximately $941,800		1,302,414
Total Assets	$	4,237,758

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts Payable, Accrued Expenses and Other Liabilities	$	669,206
Operating Lease Right-Of-Use Liability		1,393,553
Total Liabilities		2,062,759
Total Members' Equity		2,174,999
Total Liabilities and Members' Equity	$	4,237,758

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Hunter Associates Investment Management, LLC ("Company") is a subsidiary of Hunter Associates Holdings, LLC (the "Parent"). The Company was incorporated in January 2016 and was organized under the laws of the state of Delaware.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the difference in settlement date versus trade date reporting is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker).

Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC").

At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

For the purposes of reporting cash flows, the Company considers checking accounts and balances maintained at the clearing broker to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years. Depreciation expense for the year ended December 31, 2023, amounted to $65,737.

Lease Accounting

The Company follows the lease accounting guidance in Accounting Standards Update ASU No. 2016-02, leases (Topic 842). The Company accounted for its existing operating leases as an operating lease under the new guidance. As a result of the adoption of the lease accounting guidance, an operating lease asset and liability were recorded.

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

The Company's most significant revenue categories are as follows:

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are billed in advance of the quarter and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Mutual Fund Commissions and Fees – The Company receives trailing commissions and other fees from mutual fund companies as a way of compensation for distributing interests in particular funds. The fees earned by the Company are variable because the amount paid at that particular point in time, specified in the contract, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied in a prior period.

Brokerage Commissions and Other Fees – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and similar state statuses. The partners are taxed on their proportionate share of the partnership's taxable income. Therefore, no provisions or liability for federal or state income taxes is included in the financial statement.

GAAP prescribes rules for the recognition, measurement, classification and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2023 and through March 15, 2024, the date the financial statements were available to be issued.

3 – FAIR VALUE

Fair Value Hierarchy

FASB ASC defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the

3 – FAIR VALUE (CONTINUED)

Fair Value Hierarchy (Continued)

most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1:   inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2:   inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3:   are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2023.

Money Market Mutual Funds are valued at closing price reported on the active market on which the individual securities are traded.

3 – FAIR VALUE (CONTINUED)

Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Mutual Fund	$ 842,775	$	$	$ 842,775

There were no transfers between Level 1 and Level 2 during the year.

4 – DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2023 consisted approximately of the following:

Deposits With Clearing Broker	$ 100,000
Receivable From Clearing Broker	192,065
	$ 292,065

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The receivable from clearing broker indicated above represents the net amount due from Pershing LLC.

5 – RELATED PARTY

The Company has a 100% subsidiary, Hunter Private Capital I, LLC ("HPC"), organized under the laws of the State of Delaware. HPC's purpose is to provide management services to a private investment entity with common ownership, not majority, of the Parent company. During 2023, the Company earned management fees of $9,125. The private investment entity has not been consolidated with the operations of the Company as the investment is not significant to the operations of the Company.

6 – RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") that covers all employees that meet the eligibility requirements, as defined. The Plan allows employee salary deferrals up to amounts allowed under tax laws and regulations. The Plan also provides for employer matching contributions. Employer retirement contributions are accrued and funded on a current basis. Retirement plan expense under the Plan amounted to approximately $128,000 for the year ended December 31, 2023.

7 – DISCLOSURE OF OPERATING LEASE INFORMATION

The Company leases office equipment and its facilities for various terms under long-term operating lease agreements. The leases expire at various dates through 2028 and provide for renewal options. The Company evaluates the renewal terms based on their operating requirements. Generally, the Company does not consider any additional renewal periods to be reasonably certain to be exercised.

7 – DISCLOSURE OF OPERATING LEASE INFORMATION (CONTINUED)

The following is an approximate maturity analysis due under operating lease liabilities as of December 31, 2023:

Year Ending December 31,	Operating
2024	$ 254,100
2025	331,900
2026	336,000
2027	340,100
2028	337,200
	1,599,300
Less Effects of Discounting	(205,747)
Lease Liability Recognized	$1,393,553

Other Information

As of December 31, 2023, the weighted-average remaining lease term for all operating leases is 3.0 years.

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The weighted-average discount rate associated with operating leases as of December 31, 2023 is 4%.

8 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2023, the Company's net capital under the uniform net capital rule was approximately $1,518,000 which exceeded the minimum capital requirements by approximately $1,268,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023, was .44 to 1.

9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts.

In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. All unsettle trades were closed subsequent to December 31, 2023, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania and Ohio; accordingly, they are subject to the economic environment of this geographic area. No off-balance-sheet credit risk exists with respect to these securities and collateral is not obtained.

10 – CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management, no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statements.